UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 14, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 60.643.228/0001-21

Company Registry (NIRE): 35.300.022.807

MATERIAL FACT

FIBRIA CELULOSE S.A. (“Fibria” or “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR), pursuant to article 157, paragraph 4 of Law 6404/76 and CVM Instruction 358/2002, and complementing the Material Fact of December 13, 2012, hereby announces that, on November 13, 2013, it became aware of the decision taken by the Federal Revenue Service Office of the Federal District related to the administrative process # 16561.720151/2012-12, accepting the Company’s appeal against the tax assessment notice issued by the Brazilian Federal Revenue Service regarding the swap of industrial and forestry assets between Fibria and International Paper.

It is worth emphasizing, however, that this is a first administrative instance decision and that an appeal will be filed with the Board of Tax Appeals (CARF).

As stated in the Material Fact of December 13, 2012, the Company would like to reaffirm that there will be no financial impact and it will therefore not be constituting provisions for contingencies in relation to this matter.

Nevertheless, the Company deems it appropriate to inform the market of this fact, underlining its commitment to transparency in relation to its shareholders and investors.

São Paulo, November 14, 2013.

Guilherme Perboyre Cavalcanti

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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